UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-31240
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
RETIREMENT SAVINGS PLAN OF NEWMONT
(Title of Plan)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWMONT MINING CORPORATION
(Issuer of Securities)
6363 South Fiddler’s Green Circle
Greenwood Village, Colorado 80111
(Principal Executive Office)

Newmont
Retirement Savings Plan of Newmont
Financial Statements at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and Supplemental Schedules at December 31, 2010.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Retirement Savings Plan of Newmont
We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of Newmont (the “Plan”) at December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan of Newmont at December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Causey Demgen & Moore Inc.
Causey Demgen & Moore Inc.
Denver, Colorado
June 29, 2011

Newmont
Retirement Savings Plan of Newmont
Statements of Net Assets Available for Benefits

	At December 31,
	2010	2009

Assets
Investments, at fair value:
Investments in registered investment companies	$286,075,027	$242,622,465
Investments in employer stock	70,054,822	52,379,494

Total investments, at fair value	356,129,849	295,001,959

Receivables:
Participant contributions	—	284,138
Employer contributions	—	1,044,124
Notes receivable from participants	10,412,376	9,057,758

Total receivables	10,412,376	10,386,020

Net assets available for benefits	$366,542,225	$305,387,979

The accompanying notes are an integral part of these financial statements.

Newmont
Retirement Savings Plan of Newmont
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009

Additions to net assets attributed to:
Investment income
Dividend income, common stock	$566,902	$455,445
Dividend income, registered investment companies	4,528,108	4,225,293
Net appreciation in the fair value of investments (Notes 2 and 3)	38,698,776	44,158,625
Other additions	40,272	86,991

Net investment gain	43,834,058	48,926,354

Interest income on notes receivable from participants	534,299	573,392

Contributions (Note 1)
Employer, net of forfeitures applied	15,632,207	13,611,244
Participant	22,361,047	20,290,959
Rollover	1,096,705	556,092

Total contributions	39,089,959	34,458,295

Total additions	83,458,316	83,958,041

Deductions from net assets attributed to:
Payment of benefits	(25,934,869)	(20,860,711)
Administrative and other expenses	(182,197)	(165,136)

Total deductions	(26,117,066)	(21,025,847)

Increase in net assets before net transfers	57,341,250	62,932,194

Transfers
Transfers in from Retirement Savings Plan for Hourly-Rated Employees of Newmont	4,040,490	—
Transfers out to Retirement Savings Plan for Hourly-Rated Employees of Newmont	(227,494)	—

Net transfers	3,812,996	—

Increase in net assets	61,154,246	62,932,194
Net assets available for benefits at beginning of year	305,387,979	242,455,785

Net assets available for benefits at end of year	$366,542,225	$305,387,979

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
1. Description of the Plan
The following description of the Retirement Savings Plan of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
The Plan was established effective July 1, 1973 by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2009, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.
Administration
Trustee, record keeping and investment management services are performed by The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc.
The Plan is administered by the Administration Committee (the “Administration Committee”). The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. The Investment Committee, which consists of members appointed by the Company’s Board of Directors, reviews and selects the investment fund options offered under the Plan.
Eligibility and Contributions
Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $16,500 on a pre-tax basis for the 2010 and 2009 Plan years. The Plan allows for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.
The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions were limited to a maximum of $12,000 per participant for 2010 and 2009. Participants are allowed to divest their Company common stock at any time.
All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contribution in the Plan for 2010 and 2009 was $5,500.
In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $49,000 in 2010 and 2009 or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions, the Company’s matching contributions and retirement contributions.
Hourly non-union employees receive an additional retirement Company contribution to the participant’s Retirement Contribution Account equal to an amount determined by the Company. Retirement contributions are subject to and included with the contribution limit, as described above. Retirement contributions are participant directed.
The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Notes to Financial Statements
Vesting
Participants are fully vested in their contributions, and other than hourly non —union participants, are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. An hourly non-union participant whose employment commencement date was on or after January 1, 1998, has a vested and non-forfeitable interest in their retirement contributions account upon completion of five years of service. However, amounts held in retirement contribution accounts for employees employed from and after January 1, 2007 are vested 20% after one year, 40% after 2 years, 60% after 3 years and 100% after 4 years. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.
Non-vested balances of employees who terminate are forfeited and used to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan.
Participant Accounts
Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives. Participants may not elect to increase their investments in Company stock in excess of 20% of an individual participant’s account balance.
Payment of Benefits, Withdrawals and Transfers
At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan.
In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plant to the Retirement Savings Plan for Hourly Rated Employees of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.
Notes Receivable from Participants
Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.
Plan Termination
Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.
2. Significant Accounting Principles
Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Notes to Financial Statements
Valuation of Investments
All of the Plan’s investments are maintained in mutual funds and a Company stock fund, which are valued using quoted market prices from the respective securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statement of Changes in Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payments of Benefits
Payments of benefits are recorded when paid.
Plan Expenses
Administrative expenses on behalf of the Plan are paid through the use of forfeitures and by the Company.
Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees and legal fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee.
Plan-related expenses of $36,130 and $7,011 were paid by the Company for the years ended December 31, 2010 and 2009, respectively.
Change in Accounting Principle
In 2009, participant loans were reported at estimated fair value and classified as plan investments. Effective for fiscal years ending after December 15, 2010, Accounting Standards Update (“ASU”) 2010-25: Reporting Loans to Participants by Defined Contribution Pension Plans requires that participant loans be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants, which are segregated from plan investments. This change in accounting principle has been reflected in the 2009 and 2010 Statement of Net Assets Available for Benefits. There was no impact on the Statement of Changes in Net Assets Available for benefits.
3. Investments
Plan participants have the following investment options: Templeton Developing Markets Trust — Class A, Vanguard 500 Index Fund Investor Shares, Vanguard Capital Opportunity Fund Investor Shares, Vanguard Explorer Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund Investor Shares, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard PRIMECAP Fund Investor Shares, Vanguard Prime Money Market Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2055 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund Investor Shares, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, and Newmont Mining Stock Fund. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

Notes to Financial Statements
The fair value of individual investments that represented 5% or more of the Plan’s net assets at December 31, were as follows:

	2010	2009
Investment Funds
Vanguard 500 Index Fund Investor Shares	$40,485,610	$35,438,401
Vanguard Capital Opportunity Fund Investor Shares	*16,349,100	15,772,619
Vanguard LifeStrategy Moderate Growth Fund	21,511,168	19,592,752
Vanguard Prime Money Market Fund	53,299,778	47,777,301
Vanguard Total Bond Market Index Fund Investor Shares	24,236,130	20,835,996
Newmont Mining Stock Fund	70,054,822	52,379,494

*	The fair value of these investments represent less than 5% of the Plan’s net assets at December 31.
The reconciliation of net appreciation (depreciation) in fair value of the Plan’s investments at December 31, were as follows:

	2010	2009
Net realized gain on sale of assets, common stock	$2,213,884	$1,377,352
Net realized gain on sale of registered investment companies	728,707	1,422,961
Unrealized appreciation of assets, common stock	13,780,170	6,617,666
Unrealized appreciation of registered investment companies	21,976,015	34,740,646

Net appreciation in fair value of the Plan’s investments	$38,698,776	$44,158,625

4. Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Notes to Financial Statements
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Investments in registered investment companies: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.
Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2010:

	Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap blend funds	$52,992,580	$—	$—	$52,992,580
Mid cap blend funds	9,530,861	—	—	9,530,861
Small cap blend funds	10,688,415	—	—	10,688,415
International blend funds	5,772,636	—	—	5,772,636
Large cap growth funds	8,635,928	—	—	8,635,928
Mid cap growth funds	16,349,100	—	—	16,349,100
International growth funds	14,569,403	—	—	14,569,403
Large cap value funds	10,029,126	—	—	10,029,126
Balanced funds	79,971,070	—	—	79,971,070
Money market funds	53,299,778	—	—	53,299,778
Intermediate term bond funds	24,236,130	—	—	24,236,130

Total registered investment companies	286,075,027	—	—	286,075,027
Employer stock	70,054,822	—	—	70,054,822

	$356,129,849	$—	$—	$356,129,849

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2009:

	Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap blend funds	$46,066,195	$—	$—	$46,066,195
Mid cap blend funds	6,308,640	—	—	6,308,640
Small cap blend funds	6,847,644	—	—	6,847,644
International blend funds	4,851,138	—	—	4,851,138
Large cap growth funds	8,240,562	—	—	8,240,562
Mid cap growth funds	15,772,619	—	—	15,772,619
International growth funds	12,393,119	—	—	12,393,119
Large cap value funds	8,780,916	—	—	8,780,916
Balanced funds	64,748,335	—	—	64,748,335
Money market funds	47,777,301	—	—	47,777,301
Intermediate term bond funds	20,835,996	—	—	20,835,996

Total registered investment companies	242,622,465	—	—	242,622,465
Employer stock	52,379,494	—	—	52,379,494

	$295,001,959	$—	$—	$295,001,959

Notes to Financial Statements
5. Tax Status of the Plan
The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on May 13, 2009. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that at December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2007.
6. Related Party Transactions
The Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the Trust for Trustee services were $145,733 and $128,122 for the years ended December 31, 2010 and 2009, respectively.
7. Subsequent Events
The Company has evaluated events subsequent to December 31, 2010. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

Newmont
Retirement Savings Plan of Newmont
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
EIN # 13-2526632; Plan Number 005

		Current Value
		Year Ended
	Cost	December 31, 2010

Investment Funds:
Templeton Developing Markets Trust — Class A	**	$12,506,970
*Vanguard 500 Index Fund Investor Shares	**	40,485,610
*Vanguard Capital Opportunity Fund Investor Shares	**	16,349,100
*Vanguard Explorer Fund Investor Shares	**	3,833,633
*Vanguard Extended Market Index Fund Investor Shares	**	9,530,861
*Vanguard International Growth Fund Investor Shares	**	14,569,403
*Vanguard LifeStrategy Conservative Growth Fund	**	8,344,274
*Vanguard LifeStrategy Growth Fund	**	11,088,120
*Vanguard LifeStrategy Income Fund	**	4,353,685
*Vanguard LifeStrategy Moderate Growth Fund	**	21,511,168
*Vanguard PRIMECAP Fund Investor Shares	**	8,635,928
*Vanguard Prime Money Market Fund	**	53,299,778
*Vanguard Small-Cap Index Fund Investor Shares	**	6,854,782
*Vanguard Target Retirement 2005 Fund	**	93,210
*Vanguard Target Retirement 2010 Fund	**	1,641,572
*Vanguard Target Retirement 2015 Fund	**	2,707,585
*Vanguard Target Retirement 2020 Fund	**	3,511,741
*Vanguard Target Retirement 2025 Fund	**	2,603,316
*Vanguard Target Retirement 2030 Fund	**	2,008,597
*Vanguard Target Retirement 2035 Fund	**	1,780,752
*Vanguard Target Retirement 2040 Fund	**	1,416,955
*Vanguard Target Retirement 2045 Fund	**	1,001,474
*Vanguard Target Retirement 2050 Fund	**	1,321,436
*Vanguard Target Retirement 2055 Fund	**	804
*Vanguard Target Retirement Income Fund	**	718,437
*Vanguard Total Bond Market Index Fund Investor Shares	**	24,236,130
*Vanguard Total International Stock Index Fund	**	5,772,636
*Vanguard Wellington Fund Investor Shares	**	15,867,944
*Vanguard Windsor II Fund Investor Shares	**	10,029,126

		286,075,027

Employer Stock:
*Newmont Mining Stock Fund	**	70,054,822

*Participant Loans (a):
Interest rates ranging from 4.25% to 9.50%	—	10,412,376

Total		$366,542,225

*	Represents a party-in-interest

**	Cost omitted for participant-directed investments.

(a)	The interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

Newmont
Retirement Savings Plan of Newmont
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Delinquent Participant Contributions
EIN # 13-2526632; Plan Number 005

Total that Constitute Nonexempt Prohibited Transactions
Participant			Contributions	Total Fully
Contribution		Contributions	Pending	Corrected Under
Transferred Late	Contributions	Corrected	Correction	VFCP and
to Plan	Not Corrected	Outside VFCP	in VFCP	PTE 2002-51

Check here if Late Participant Loan Repayments are included: ☐	$—	$5,037	$—	$—

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan of Newmont

Date: June 29, 2010

/s/ David Ottewell David Ottewell, Interim Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Causey Demgen & Moore Inc.